Filed under Rule 424(b)(3) and (7) of the Securities Act of 1933, relating to Registration No. 333-132865
Supplement No. 6 to Prospectus Supplement Dated March 31, 2006
and Prospectus Dated March 30, 2006
Intel Corporation
$1,600,000,000
2.95% Junior Subordinated Convertible Debentures due 2035
And
Shares of Common Stock Issuable Upon Conversion of the Debentures
     This supplement no. 6 to the prospectus supplement dated March 31, 2006 and the prospectus dated March 30, 2006 relates to the resale by selling securityholders of Intel Corporation’s 2.95% Junior Subordinated Convertible Debentures Due 2035 and the shares of Intel common stock issuable upon conversion of the debentures.
     You should read this supplement no. 6 in conjunction with the prospectus supplement dated March 31, 2006, the prospectus dated March 30, 2006, and all supplements to the prospectus supplement, which should be delivered in conjunction with this supplement no. 6. This supplement no. 6 is not complete without, and may not be delivered or used except in conjunction with, the prospectus and prospectus supplement, including supplement no. 1, supplement no. 2, supplement no. 3, supplement no. 4, supplement no. 5 and any other amendments or supplements to them. This supplement no. 6 is qualified by reference to the prospectus supplement and the prospectus, except to the extent that the information provided by this supplement no. 6 supersedes information contained in the prospectus supplement, supplement no. 1, supplement no. 2, supplement no. 3, supplement no. 4, and supplement no. 5.
     Investing in the debentures and the common stock issuable upon conversion of the debentures involves risk. See the discussion entitled “Risk Factors” beginning on page S-5 of the prospectus supplement dated March 31, 2006.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this supplement no. 6, the prospectus supplement dated March 31, 2006 or the prospectus dated March 30, 2006. Any representation to the contrary is a criminal offense.
     The table under the caption “Selling Securityholders” beginning on page S-54 of the prospectus supplement, as supplemented by supplement no. 1, supplement no. 2, supplement no. 3, supplement no. 4 and supplement no. 5, is hereby supplemented and amended by updating information as to certain selling securityholders identified in the table below and adding to it certain selling securityholders identified in the table below. We prepared this table based on information supplied to us by the selling securityholders named in the table below on or prior to July 17, 2006. Information about the selling securityholders may change over time. If required, any changed or new information given to us will be set forth in supplements to the prospectus supplement or amendments to the registration statement of which the prospectus, prospectus supplement and the supplements thereto, are a part, if and when necessary.
     We have assumed for purposes of the table below that the selling securityholders will sell all of the debentures and all of the common stock issuable upon conversion of the debentures pursuant to this supplement no. 6, the prospectus supplement and the prospectus, and that any other shares of our common stock beneficially owned by the selling securityholders will continue to be beneficially owned.
     Except as set forth below, none of the selling securityholders has, or within the past three years has had, any position, office or other material relationship with us or any of our predecessors or affiliates.
     The selling securityholders identified below may have sold, transferred or otherwise disposed of, pursuant to transactions exempt from the registration requirements of the Securities Act of 1933, as amended, all or a portion of their debentures since the date on which they provided the information regarding their debentures.

	Principal Amount
	of Debentures		Number of Shares of	Number of Shares of
	Beneficially	Percentage of	Common Stock	Common Stock Beneficially	Natural Person(s) with
	Owned and	Debentures	Issuable that May Be	Owned after the	Voting or Investment
Name of Selling Securityholder (1)	Offered (USD)	Outstanding (%)	Sold(2)(3)	Offering(4)	Power
Ohio Insurance Co	275,000	*	8,722	0	Rob Young, Mike Witte

Medical Liability Mutual Ins Co	4,850,000	*	153,824	0	Rob Young, Mike Witte
S.A.C. Arbitrage Fund, LLC	15,000,000	*	475,743	106,500	Steven A. Cohen
Northern Income Equity Fund	8,000,000	*	253,730	0	(5)
JP Morgan Securities Inc. #	10,070,000	*	319,382	56,400	(6)
Independence Blue Cross	556,000	*	17,634	0	Tracy Maitland
The Police & Fire Retirement System of the City of Detroit	437,000	*	13,860	0	Tracy Maitland

Georgia Municipal Employee Benefit System	1,105,000	*	35,046	0	Tracy Maitland
The Grable Foundation	69,000	*	2,188	0	Tracy Maitland
Trustmark Insurance Company	284,000	*	9,007	0	Tracy Maitland
FFV A Mutual Insurance Company	55,000	*	1,744	0	Tracy Maitland
ING Convertible Fund	950,000	*	30,130	0	Anuradha Sahai

American Express Funds — Convertible Bonds	60,000	*	1,903	0	(7)
Arctos Partners Inc. +	5,000,000	*	158,581	0	(8)

*	Less than one percent (1%).

#	The selling securityholder is a registered broker-dealer.

+	The selling securityholder is an affiliate of a registered broker-dealer.

(1)	Information concerning other selling securityholders will be set forth in additional supplements to the prospectus supplement from time to time, if required.

(2)	Assumes conversion of all of the holder’s debentures at a conversion rate of 31.7162 shares of common stock per $1,000 principal amount at maturity of the debentures. This conversion rate is subject to adjustment as described under “Description of debentures—Conversion rights” in the prospectus supplement. As a result, the number of shares of common stock issuable upon conversion of the debentures may increase or decrease in the future. Excludes shares of common stock that may be issued by us upon the repurchase of the debentures as described under “Description of debentures—Fundamental change permits holders to require us to repurchase debentures” and fractional shares. Holders will receive a cash adjustment for any fractional share amount resulting from conversion of the debentures, as described under “Description of debentures—Conversion rights.”

(3)	Calculated based on Rule 13d-3(d)(i) of the Exchange Act. The number of shares of common stock beneficially owned by each holder named above is less than 1% of our outstanding common stock calculated based on 5,883 million shares of common stock outstanding as of January 27, 2006. In calculating this amount for each holder, we treated as outstanding the number of shares of common stock issuable upon conversion of all of that holder’s debentures, but we did not assume conversion of any other holder’s debentures.

(4)	For purposes of computing the number and percentage of debentures and shares of common stock to be held by the selling securityholders after the conclusion of the offering, we have assumed for purposes of the table above that the selling securityholders named above will sell all of the debentures and all of the common stock issuable upon conversion of the debentures offered by this prospectus, and that any other shares of our common stock beneficially owned by these selling securityholders will continue to be beneficially owned.

(5)	The Northern Income Equity Fund (the “Fund”) is a registered investment company advised by Northern Trust Investments (“NTI”), an investment adviser registered under the Investment Advisers Act of 1940, as amended. NTI has sole voting and investment control with respect to the securities owned by the Fund. Theodore T. Southworth is the portfolio manager of the Fund.

(6)	JP Morgan Securities Inc. is a wholly-owned subsidiary of JP Morgan Chase & Co., which is a publicly traded company listed on the NYSE.

(7)	We have assumed based upon information available to us that American Express Funds - Convertible Bonds is a subsidiary of a public company.

(8)	Arctos Partners Inc. is a wholly owned subsidiary of Bear Stearns Companies Inc., a publicly traded company.
The date of the supplement no. 6 is July 18, 2006